Exhibit 4.11

Execution Version

CERTAIN CONFIDENTIAL INFORMATION IN THIS EXHIBIT WAS OMITTED BY MEANS OF MARKING SUCH INFORMATION WITH BRACKETS (“[***]”) BECAUSE THE IDENTIFIED CONFIDENTIAL INFORMATION IS NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

DATED 5 September 2021

DIAPROST AB

FREDAX AB

-and-

RADIOPHARM THERANOSTICS LIMITED

LICENCE AGREEMENT

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION		1
2.	LICENCE AND SUBLICENCE GRANT		7
3.	RESPONSIBILITIES, DEVELOPMENT AND MANUFACTURING		9
4.	CONSIDERATION		11
5.	PATENT PROSECUTION, MAINTENANCE AND INFRINGEMENT		13
6.	CONFIDENTIALITY		15
7.	RECORDS, AUDIT AND REPORTING		16
8.	WARRANTIES AND INDEMNITY		17
9.	LIMITATION AND EXCLUSION OF LIABILITY		19
10.	TERM		19
11.	MISCELLANEOUS		22
12.	GOVERNING LAW AND DISPUTE RESOLUTION		24
SCHEDULE 1			28
	Patent Rights		28
	1.	Licensed Patents	28
	2.	Sublicensed Patents	29

i

THIS AGREEMENT is made on 5 September 2021 (the “Effective Date”).

BETWEEN

1.	Diaprost AB, a Swedish corporation with principal offices located at Medicon Village Scheelevägen 2, Lund, Sweden (“Diaprost”);

2.	Fredax AB, a Swedish corporation with principal offices located at Medicon Village Scheelevägen 2, Lund, Sweden (“Fredax”); and

3.	RadioPharm Theranostics Limited, an Australian corporation with ACN 647877889 and principal offices located at Suite 1, Level 3, 62 Lygon St, Carlton South, VIC, 3053 (“RPT”),

together the “Parties” and each a “Party”.

INTRODUCTION

A.	Whereas (a) Fredax is the sole owner of the Licensed Patents (as defined below) and (b) Diaprost holds a licence from Memorial Sloan Kettering Cancer Center, a New York not-for- profit corporation with principal offices at 1275 York Avenue, New York, NY 10065 (“MSK”) to the Sublicensed Patents (as defined below) pursuant to a licence agreement between Diaprost and MSK dated 10 July 2020 (the “MSK Licence”);

B.	Whereas Fredax wishes to grant to RPT, and RPT wishes to accept the grant of, a licence to the Licensed Patents;

C.	Whereas Diaprost wishes to grant to RPT, and RPT wishes to accept the grant of, a sublicence to the Sublicensed Patents (subject to the terms of the MSK Licence);

D.	Whereas as at the Effective Date, RPT has raised in excess of $AU15M;

E.	Now, therefore, the Parties wish to enter into the transactions described above on the terms set out herein.

AGREED TERMS

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions.

Unless otherwise specifically provided in this Agreement, the following terms shall have the following meanings:

“Academic and Research Purposes” means, with respect to MSK, any research purposes and care of patients of MSK, its Affiliates, its network facilities, and clinical trial sites that may participate with MSK in a multicenter clinical trial, and the ability to permit others at academic, government, and not-for-profit institutions to use the Sublicensed Patents solely in the course of research or clinical trials being conducted jointly with MSK.

“Affiliate” means with respect to any person, any corporation, company, partnership, joint venture or other entity, which directly or indirectly: (a) Controls, is Controlled by or is under common Control with the specified entity; or (b) both (i) owns, is owned by, or is under common ownership with the specified entity, in whole or in part, and (ii) conducts business under a trade identifier of the specified entity, with the authorization of the specified entity. For purposes of this definition, “Control” of an entity means the direct or indirect ownership or control of at least fifty percent (50%) of the right to direct or cause the direction of the policies and management of such person or entity, whether by the ownership of stock, by contract or otherwise. In any jurisdiction where 50% control is not permitted by applicable law, the “greater than 50%” threshold shall be deemed satisfied by the possession of substantially the maximum percentage allowable in such jurisdiction. With regard to MSK, “Affiliate” shall include, without limitation, Sloan-Kettering Institute for Cancer Research and the Memorial Hospital for Cancer and Allied Diseases.

“Applicable Law” means any and all laws, rules and regulations, including any rules, guidance, guidelines and requirements of any regulatory authorities.

“Business Day” means a day (other than Saturday, Sunday or any public or national holiday) on which commercial banks located in Stockholm and Sydney conduct a full range of banking services.

“Commercially Reasonable Efforts” means with respect to RPT’s development or commercialisation of the Licensed Products, the committing of all financial and other resources needed to carry out such activities and the carrying out of such activities in a sustained and diligent manner, and, without limiting the foregoing, making no less effort and committing no less resources than those commonly used by RPT or, if greater, a company of similar size and with similar resources to RPT, when applied to products at a similar stage of development, life cycle and potential to the Licensed Products being developed.

“Confidential Information” means all confidential or proprietary information disclosed by one Party to another Party relating to and in the performance of this Agreement, including methods or manufacture or use, formulations, clinical data, test results, and research and development plans, whether in oral, graphic, electronic, or any other media or form.

“Disclosing Party” means:

(a)	with respect to Confidential Information of Fredax or Diaprost received by RPT, Fredax or Diaprost (as applicable); and

(b)	with respect to Confidential Information of RPT received by Fredax or Diaprost (as applicable), RPT.

“Dispute” has the meaning set out in Clause 12.2.

“Dispute Notice” has the meaning set out in Clause 12.2.2.

“Effective Date” has the meaning given to it on page 3 of this Agreement.

“First Tranche Upfront” has the meaning set out in Clause 4.1.1.

“Improvements” means, other than Improvement Patents, any and all improvements, modifications or enhancements to the Licensed Products, the Licensed Patents and their Related Data or the Sublicensed Patents and their Related Data (as the case may be) conceived, invented, created, developed or reduced to practice by or on behalf of RPT following the Effective Date.

“Improvement Patents” means any patents or patent applications which generically or specifically claim inventions relating to, or generically or specifically claim inventions that are improvements, modifications or enhancements of, the Licensed Patents or their Related Data or the Sublicensed Patents or their Related Data, which are developed by RPT, its Affiliates or Sublicensees, or to which such party otherwise has the right to grant licences.

“Indemnitee” has the meaning set out in Clause 8.5.

“Initial Public Offering” means the admission to trading or listing of any or all of the shares or securities representing those shares of RPT or any holding company of RPT on any stock or securities exchange anywhere in the world.

“Licensed Patents” means all patent rights represented by or issuing from the following:

(a)	the U.S. and non-U.S. patents and patent applications listed in Schedule 1, Part A, or which arise from work under the Lund MTA and are owned or become owned by Diaprost or Fredax;

(b)	all patent applications filed in any jurisdiction corresponding to or claiming priority from the patents and/or patent applications referred to in the foregoing clause (a);

(c)	all divisionals, continuations and continuations-in-part of the patent applications referred to in the foregoing clauses (a) and (b);

(d)	all patents issuing from the patent applications referred to in the foregoing clauses (a), (b) and (c);

(e)	all reissues, re-examination certificates, registrations, confirmations, extensions, substitutions, renewals and supplementary protection certificates of the patent and/or patent applications referred to in the foregoing clauses (a), (b), (c) and (d); and

(f)	all foreign counterparts of the patents and patent applications referred to in the foregoing clauses (a), (b), (c), (d) and (e).

“Licensed Products” means:

(a)	any product or material comprising a composition of matter (i) covered by a Valid Claim of the Licensed Patents or Sublicensed Patents, (ii) made by a process covered by a Valid Claim of the Licensed Patents or Sublicensed Patents or the Licensed Patents’ or Sublicensed Patents’ Related Data, (iii) used in a manner that is covered by a Valid Claim of the Licensed Patents or Sublicensed Patents or made, developed, used in accordance with or incorporates the Licensed Patents’ or Sublicensed Patents’ Related Data, or (iv) the making, use, sale, offer to sell, or importation of which would, but for the licence granted herein, infringe one or more Valid Claim of the Licensed Patents or Sublicensed Patents, and

(b)	any process (i) covered by a Valid Claim of the Licensed Patents or Sublicensed Patents or made, developed, used in accordance with or incorporates the Licensed Patents’ or Sublicensed Patents’ Related Data, or (ii) the use of which would, but for the licence granted herein, infringe one or more Valid Claim of the Licensed Patents or Sublicensed Patents.

“Lund MTA” means the Material Transfer Agreement dated 20 September 2019 between Diaprost and Lund University, Sweden relating to the 5A10 antibody.

“Milestone Event” means each of the events identified as a milestone event in Clause 4.2.

“Milestone Payment” means each of the payments identified as a milestone payment in Clause 4.2.

“MSK Licence” has the meaning set out above.

“MSK MTA” means the Material Transfer Agreement dated 21 October 2016, as amended on 28 September 2017 and 13 August 2019 between Diaprost and Memorial Sloan Kettering Cancer Center, relating to humanised antibodies specifically targeting “free” PSA.

“NDA” means an application for approval to market a product commercially such as the New Drug Application filed pursuant to the requirements of the FDA, as more fully defined in 21 CFR.§ 314.3 et seq, or a Biologics License Application filed pursuant to the requirements of the FDA, as more fully defined in 21 CFR § 601, or a marketing authorisation application filed pursuant to the requirements of European Directive 2001/ 83/ EC, or any equivalent or similar application filed with any other competent authority in any country or region anywhere in the world, together, in each case, with all additions, deletions or supplements thereto.

“Patent Rights” means the rights to the Licensed Patents and Sublicensed Patents as granted under this Agreement.

“Pivotal Study” means a human clinical trial of a product that satisfies the requirements of 21 C.F.R. § 312.21(c) and is a registration trial designed to establish statistically significant efficacy and safety of such product for the purpose of enabling the preparation and submission of application for an NDA.

“Receiving Party” means:

(a)	with respect to Confidential Information of RPT received by Fredax or Diaprost, Fredax or Diaprost (as applicable); and

(b)	with respect to Confidential Information of Fredax or Diaprost (as applicable) received by RPT, RPT.

“Records” has the meaning set out in Clause 7.1.

“Related Data” means, with respect to the Licensed Patents or Sublicensed Patents:

(a)	pre-clinical data for the Licensed Patents or Sublicensed Patents including ADME and toxicology and diagnostic efficacy;

(b)	proof-of-concept data; and

(c)	know-how, if any, relating to the manufacture of Licensed Products,

and, for clarity, includes all such data and know-how as described in paragraphs (a), (b) and (c) of this definition that was generated under The MTAs or any of them and was disclosed to Diaprost by way of reports or otherwise in accordance with The MTAs.

“Second Tranche Upfront” has the meaning set out in Clause 4.1.2.

“Senior Executive” means, in the case of Diaprost, the Chief Executive Officer, and in the case of RPT, Chief Executive Officer.

“Sublicence” has the meaning set out in Clause 2.3.

“Sublicensee” has the meaning set out in Clause 2.3.

“Sublicensed Patents” means all patent rights represented by or issuing from the following:

(a)	the U.S. and non-U.S. patents and patent applications listed in Schedule 1, Part B;

(b)	all patent applications filed in any jurisdiction corresponding to or claiming priority from the patents and/or patent applications referred to in the foregoing clause (a);

(c)	all divisionals, continuations and continuations-in-part of the patent applications referred to in the foregoing clauses (a) and (b);

(d)	all patents issuing from the patent applications referred to in the foregoing clauses (a), (b) and (c);

(e)	all reissues, re-examination certificates, registrations, confirmations, extensions, substitutions, renewals and supplementary protection certificates of the patent and/or patent applications referred to in the foregoing clauses (a), (b), (c) and (d); and

(f)	all foreign counterparts of the patents and patent applications referred to in the foregoing clauses (a), (b), (c), (d) and (e).

“Sublicensed Products” means those Licensed Products that are:

(a)	any product or material comprising a composition of matter (i) covered by a Valid Claim of the Sublicensed Patents, (ii) made by a process covered by a Valid Claim of the Sublicensed Patents or the Sublicensed Patents’ Related Data, (iii) used in a manner that is covered by a Valid Claim of the Sublicensed Patents or made, developed, used in accordance with or incorporates the Sublicensed Patents’ Related Data, or (iv) the making, use, sale, offer to sell, or importation of which would, but for the sublicence granted herein, infringe one or more Valid Claim of the Sublicensed Patents, and

(b)	any process (i) covered by a Valid Claim of the Sublicensed Patents or made, developed, used in accordance with or incorporates the Sublicensed Patents’ Related Data, or (ii) the use of which would, but for the sublicence granted herein, infringe one or more Valid Claim of the Sublicensed Patents.

“Term” has the meaning set out in Clause 10.1.

“The MTAs” means the Washington MTA, the Lund MTA and the MSK MTA collectively. “Third Party” means any person other than Fredax, Diaprost or RPT.

“Third Tranche Upfront” has the meaning set out in Clause 4.1.3.

“Valid Claim” means an issued and unexpired claim or a pending claim within the Patent Rights, that shall not have been irretrievably withdrawn, abandoned, cancelled, or disclaimed, nor been held invalid or unenforceable by a court or other appropriate agency of competent jurisdiction in an unappealable decision; provided, however, that a pending claim within the Patent Rights that is pending for more than ten (10) years shall not be considered a Valid Claim for purposes of this Agreement unless and until a patent with respect to such application issues with such claim.

“Washington MTA” means the Material Transfer Agreement dated 28 August 2019 between Diaprost and The Washington University of St. Louis, Missouri USA relating to the 5A10 antibody.

1.2	Interpretation.

1.2.1	Capitalised terms shall have the meaning as set out in Clause 1.1.

1.2.2	Any reference in this Agreement to a statute or regulation is to be construed as a reference to that statute or regulation as amended, extended or re-enacted from time to time, and it includes any subordinate legislation from time to time in force made under it.

1.2.3	Unless the context otherwise requires, in this Agreement, words in the singular include the plural and words in the plural include the singular.

1.2.4	The headings in this Agreement are for ease of reference only; they do not affect its interpretation or construction.

1.2.5	The rule known as the ejusdem generis rule does not apply to this Agreement. Accordingly, general words introduced by the word “other” will not be given a restrictive meaning because they are preceded by words indicating a particular class of acts, matters or things. The word “or” shall be interpreted inclusively (“and/or”).

1.2.6	Any words in this Agreement following the expressions including, include, in particular, or any similar expression, are merely illustrative and do not limit the sense of the words, description, definition, phrase or expression preceding those expressions.

1.2.7	In this Agreement a “person” includes a natural person, a corporate or an unincorporated body, or any governmental authority or a division or operating group of any of the foregoing or any other entity or organization (in each case, whether or not it has a separate legal personality).

1.2.8	References to “this Agreement” or any other agreement, deed or instrument is a reference to this Agreement or, as the case may be, the relevant agreement, deed or instrument as amended, supplemented, replaced or novated from time to time.

1.2.9	References to “Clauses” and “Schedules” are to clauses of, and schedules to, this Agreement.

1.2.10	References to a “day” shall mean a period of 24 hours running from midnight to midnight and reference to any time or date shall, save where otherwise expressly stated to the contrary, be a reference to the time or date (as the case may be) in Stockholm, Sweden;

1.2.11	The words “include” and “including” shall not limit the generality of any preceding words or be construed as being limited to the same class as any preceding words where a wider construction is possible;.

1.2.12	References to “written” or “writing” shall include all data in written form whether represented in hand-written, facsimile, printed, electronic or other format (including e-mail).

1.2.13	The Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules.

1.2.14	If any provisions of the Schedules at any time conflict with any of the other provisions of this Agreement (not contained in the Schedules), the provisions of this Agreement (not contained in the Schedules) shall prevail.

Upon RPT discharging an obligation under this Agreement, it shall thereby have discharged that obligation towards each of the parties hereto (Diaprost and Fredax) and RPT shall not have any obligation to again discharge that same obligation.

2.	LICENCE AND SUBLICENCE GRANT

2.1	Licence Grant. As at the Effective Date Fredax hereby grants to RPT, subject to the terms of the Lund MTA, MSK MTA and Washington MTA, an exclusive, worldwide, sublicensable (on the terms as set out in Clause 2.3) licence during the Term under the Licensed Patents and their Related Data, for all diagnostic and therapeutic uses.

2.2	Sublicence Grant. As at the Effective Date Diaprost hereby grants to RPT, subject to the terms of the MSK Licence, Lund MTA, MSK MTA and Washington MTA, an exclusive, worldwide, sublicensable (on the terms as set out in Clause 2.3) sublicence during the Term under the Sublicensed Patents and all their Related Data, to research, develop, make, use, sell, offer for sale, and import Licensed Products for all diagnostic and therapeutic uses.

2.3	Sublicensing and sub-sublicensing. RPT may grant sublicences (through multiple tiers) under the licence granted under the Licensed Patents in Clause 2.1 and sub-sublicences (through multiple tiers) under the sublicence granted under the Sublicensed Patents in Clause 2.2 (each such first tier sublicence or sub-sublicence, a “Sublicence”), in each case to Third Parties (each such Third Party to a Sublicence, a “Sublicensee”), without the prior consent of Fredax or Diaprost, provided that:

2.3.1	all Sublicences are entered into on an arms’ length basis, are consistent with the terms of this Agreement and bind the Sublicensees to provisions of this Agreement that by their terms are capable of performance by a Sublicensee, including the restrictions, limitations and obligations of Clauses 2, 3, 4.3, 5.3, 6, 7 and 8.5;

2.3.2	MSK is stipulated as a Third Party beneficiary in the terms of any Sublicence granted under the Sublicensed Patents;

2.3.3	Diaprost is given a true and accurate copy of all Sublicences within thirty (30) days of it being entered into;

2.3.4	RPT remains responsible for the acts and omissions of all Sublicensees and shall be liable to Fredax in respect of Sublicences for Licensed Patents, and Diaprost and MSK in respect of Sublicences for Sublicensed Patents, for any acts and omissions of each Sublicensee which would amount to a breach of this Agreement to the same extent as if such acts and omissions had been done by RPT itself; and

2.3.5	each Sublicence shall expire no later than the expiry or termination of this Agreement, and, with respect to Sublicensed Patents, no later than the termination or expiry of the MSK Licence, if earlier than the expiry or termination of this Agreement.

The foregoing and all terms applicable to Sublicensees in this Agreement shall apply to all Sublicensees granting any subsequent tiers of sublicences to sub-sublicensees (and all such sub-sublicensees granting further tiers), and RPT shall remain responsible for the acts and omissions of all such further tiers of sublicensees and shall be liable to Fredax in respect of Sublicences for Licensed Patents, and Diaprost and MSK in respect of Sublicences for Sublicensed Patents, for any acts and omissions of all such further tiers of sublicensees which would amount to a breach of this Agreement to the same extent as if such acts and omissions had been done by RPT itself.

2.4	Reservation of rights. The sublicence grant in Clause 2.2 is subject to:

2.4.1	MSK being a Third Party beneficiary to this Agreement, to the extent this Agreement is in relation to Sublicensed Patents or Sublicensed Products;

2.4.2	the right of MSK to use the Sublicensed Patents for Academic and Research Purposes;

2.4.3	the right of MSK to publish or present any scientific findings from research related to the Sublicensed Patents and clinical use of Sublicensed Products;

2.4.4	the rights of the United States pursuant to 35 U.S.C. § 200 et seq., and implementing regulations and agreements; and

2.4.5	the reservation by MSK of all rights with respect to Sublicensed Patents not expressly granted in this Agreement. The sublicence granted in Clause 2.2 shall not be construed to confer any rights upon RPT by implication, estoppel or otherwise, and it is understood that practice of the full scope of the Sublicensed Patents may not be possible absent the grant of a licence to patents not included in the Sublicensed Patents.

2.5	Technology transfer. RPT acknowledges that, other than providing RPT with an electronic copy of the Related Data, Fredax and Diaprost will have no obligation to undertake a technology transfer to RPT in respect of the Licensed Patents or their Related Data or the Sublicensed Patents or their Related Data.

2.6	Export Laws. Notwithstanding Clause 2.5, RPT understands that MSK is subject to United States laws and regulations controlling the export of technical data, computer software, laboratory prototypes and other commodities (including the Arms Export Control Act, as amended and the Export Administration Act of 1979), and that its ability to license the Sublicensed Patents to Diaprost, and subsequently Diaprost’s grant of a sublicence to RPT, are contingent on compliance with applicable United States export laws and regulations. The transfer of certain technical data and commodities may require a licence from the cognizant agency of the United States Government and/or written assurances by RPT that RPT shall not export data or commodities to certain foreign countries without prior approval of such agency. Each of Diaprost and MSK neither represents that a licence shall not be required nor that, if required, it shall be issued.

2.7	MSK MTA. Following the Effective Date and at RPT’s request, the parties will work in good faith to arrange for novation of the MSK MTA from Diaprost to RPT.

3.	RESPONSIBILITIES, DEVELOPMENT AND MANUFACTURING

3.1	Responsibility.

3.1.1	As at the Effective Date, RPT has the sole responsibility for the research, development, manufacture, sale or any other exploitation of Licensed Products and shall be solely responsible, at its sole cost and expense, for securing any necessary governmental or regulatory approvals for development, manufacture, and sale of Licensed Products.

3.1.2	RPT shall in all respects conduct its activities under this Agreement, and shall cause its Affiliates and Sublicensees to conduct their activities under this Agreement and the relevant Sublicence, in full compliance with all Applicable Laws.

3.2	Diligence.

3.2.1	Initial Public Offering. RPT shall commit all financial and other resources needed to complete an Initial Public Offering before 31 December 2021. For clarity, provided RPT commits all financial and other resources needed to complete an Initial Public Offering before 31 December 2021, RPT shall not be in breach of this clause 3.2.1, if an Initial Public Offering does not occur before 31 December 2021 (which could be a result of unfavourable capital market conditions).

3.2.2	Commercialisation. From the Effective Date, RPT shall use Commercially Reasonable Efforts to develop and commercialise the Licensed Products. Without limiting the foregoing, from the Effective Date, RPT shall pursue the development and commercialisation of the Licensed Products in a professional manner and shall employ all reasonably required expertise to do so, including by using Commercially Reasonable Efforts to bring Licensed Products to market through a commercially reasonable program for exploitation of the Licensed Patents (and their Related Data) and the Sublicensed Patents (and their Related Data). If Licensed Products are developed and approved, RPT shall continue active, diligent marketing efforts to exploit such Licensed Products.

3.2.3	Specific Diligence Obligations. Without limiting Clause 3.2.2, RPT shall achieve:

(a)	The Milestone Event outlined in Milestone Number 1 in any country in the Territory by December 31 2024;

(b)	The Milestone Event outlined in Milestone Number 2 by 30 September 2025; and

(c)	The Milestone Event outlined in Milestone Number 3 by 30 September 2027.

RPT may request in writing that Diaprost consent to revise the date by which each of the milestones described in paragraphs (a), (b) and (c) ought to be attained (Deadline Date) if supported by evidence of technical difficulties or delays in pre-clinical, clinical studies or regulatory processes that are outside of RPT’s reasonable control, including, but not limited to, any delay that would result (a) from emerging safety issues causing the clinical program to be put on hold by a regulatory agency or sponsor and/or mandate before further preclinical works be conducted, (b) from a poor pharmacokinetic or pharmacodynamic profile or efficacy in man that would require further formulation or preclinical development to be conducted, (c) from any administrative issues in preclinical or clinical trial conduct (e.g. contract research or manufacturing organization failing to deliver work in due time, delays in patient recruitments), or (d) from preclinical or clinical findings requiring further investigations to be conducted. Diaprost will discuss any such request in good faith and will not unreasonably deny a request for appropriate extension provided that sufficient objective evidence of the nature set forth above is provided.

If RPT fails to achieve the Milestone Events in (a), (b) or (c) above by, or on, the corresponding dates listed above, it may nonetheless elect to make the corresponding Milestone Payment. If RPT does not make such payment, by, or on, the corresponding dates listed above, and Diaprost does not agree to extend the timeframe for the relevant Milestone Event in (a), (b), or (c) above by the dates on which they are due, Diaprost may terminate this Agreement in its entirety in respect of all Parties immediately on written notice to RPT.

3.3	Manufacture in the US. RPT shall, to the extent required by Applicable Law, substantially manufacture in the United States any Licensed Product to be sold in the United States.

3.4	Marking. To the extent required by Applicable Law, or if the failure to mark would reduce the rights of MSK, Diaprost or Fredax (as applicable) to enforce the Licensed Patents or Sublicensed Patents against infringers, RPT shall mark, and shall cause its Affiliates and Sublicensees to mark, any Licensed Products with the appropriate Patent Rights.

4.	CONSIDERATION

4.1	Upfront Payments.

4.1.1	Within (or on or before) fourteen (14) Business Days of the Effective Date RPT shall pay to Diaprost a non-refundable and non-deductible amount of one million United States Dollars (USD$1,00,000) (the “First Tranche Upfront”).

4.1.2	At the earlier of: (a) the date that is ninety (90) Business Days following the Effective Date; and (b) the date that is fourteen (14) Business Days after the date that RPT undergoes an Initial Public Offering, RPT shall pay to Diaprost a non-refundable and non-deductible amount of three million United States Dollars (USD$3,000,000) (the “Second Tranche Upfront”).

4.1.3	At the earlier of: (a) 31 January 2022; and (b) the date that is fourteen (14) Business Days after the date that RPT undergoes an Initial Public Offering, RPT shall pay to Diaprost a non- refundable and non-deductible amount of three million United States Dollars (USD$3,000,000) (the “Third Tranche Upfront”).

4.2	Milestone Payments.

4.2.1	RPT shall pay to Diaprost the following non-refundable and non-deductible Milestone Payments within thirty (30) Business Days after first achievement of the corresponding Milestone Event by any Licensed Product:

Milestone Number	Milestone Event	Milestone Payment
1.	Notice of allowance of Investigational New Drug application (Therapeutic)	Three million United States Dollars ($3,000,000)
2.	Upon the dosing of the final patient in a Phase 1 clinical trial (Therapeutic)	Five million United States Dollars ($5,000,000)
3.	Upon the dosing of the first patient in a Phase 2 clinical trial (Therapeutic)	Eleven million United States Dollars ($11,000,000)
4.	Upon the dosing of the first patient in a Phase 2B clinical trial (Therapeutic)	Eleven million United States Dollars ($11,000,000)
5.	Upon the dosing of the first patient in a Pivotal Study (Therapeutic)	Fifteen million United States Dollars ($15,000,000)
6.	Upon the dosing of the final patient in a Pivotal Study (Therapeutic)	Fifteen million United States Dollars ($15,000,000)
7.	Upon submission to the United States Food and Drug Administration (“FDA”) for approval (Therapeutic)	Seven million United States Dollars ($7,000,000)
8.	Upon FDA approval (Therapeutic)	Twenty-five million United States Dollars ($25,000,000)
9.	Upon European Medicines Agency (“EMA”) approval (Therapeutic)	Ten million United States Dollars ($10,000,000)
10.	Upon Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) approval (Therapeutic)	Five million United States Dollars ($5,000,000)
11.

Upon approval for a second indication (Therapeutic) at the first of the FDA, EMA or PMDA (Therapeutic)

For clarity, a second indication excludes label extension such as from a stage 4 cancer to a stage 3 of the same cancer

Ten million United States Dollars ($10,000,000)
12.	Upon diagnostic approval at the first of the FDA, EMA or PMDA	Five million United States Dollars ($5,000,000)

4.2.2	If any Licensed Product achieves any of Milestone Numbers 7, 8, 9 or 10 without achieving Milestone Numbers 5 or 6, both of Milestone Numbers 5 and 6 shall be payable by RPT upon such Licensed Product achieving any of Milestone Numbers 7, 8, 9 or 10. Each of the payments described in the table in Clause 4.2.1 shall be payable only once under this Agreement.

4.2.3	RPT shall notify Diaprost in writing promptly of the achievement of each Milestone Event (whether by RPT, an Affiliate of RPT, a Sublicensee or otherwise, including by any person for or on behalf of any of the foregoing), and in any event within fifteen (15) Business Days. In the event that, notwithstanding the fact that RPT has not provided Diaprost such a notice, Diaprost believes that any such Milestone Event has been achieved, it shall so notify RPT in writing and the Parties shall promptly meet and discuss in good faith whether such Milestone Event has been achieved. Any dispute under this Clause 4.2 regarding whether or not a Milestone Event has been achieved shall be subject to resolution in accordance with Clause 12.2.

4.2.4	For the avoidance of doubt, any Milestone Event may be achieved by any Licensed Product so that, for example, if Licensed Product A achieves Milestone Number 1 before Licensed Product B achieves Milestone Number 1, but Licensed Product B goes on to achieve Milestone Number 2 before Licensed Product A achieves Milestone Number 2, then Milestone Number 2 shall be payable by RPT upon Licensed Product B having achieved Milestone Number 2.

4.3	Sublicensing and Sub-sublicensing Payments.

4.3.1	Upon the entering into by RPT or a Sublicensee of a sublicence, RPT shall pay to Diaprost:

(a)	[***] of all revenue received by RPT or the Sublicensee pursuant to such sublicence (including any upfront payments, royalties, milestones or other compensation in whatever form), if such sublicence is entered into before notice of allowance of Investigational New Drug application or clearance of an IND;

(b)	[***] of all revenue received by RPT or the Sublicensee pursuant to such sublicence (including any upfront payments, royalties, milestones or other compensation in whatever form), if such sublicence is entered into after notice of allowance of Investigational New Drug application but before the dosing of the final patient in a Phase 2 clinical trial; and

(c)	[***] of all revenue received by RPT or the Sublicensee pursuant to such Sublicence (including any upfront payments, royalties, milestones or other compensation in whatever form), if such Sublicence is entered into after the dosing of the final patient in a Phase 2 clinical trial.

4.4	Taxes.

4.4.1	4.4.1 Where any sums due to be paid to Diaprost hereunder are subject to withholding or similar tax payable on Diaprost’s income, the Parties shall use reasonable efforts to do such acts and things and to sign such documents as will enable them to take advantage of any applicable double taxation agreement or treaty. In the event there is no applicable double taxation agreement or treaty, or if an applicable double taxation agreement or treaty reduces but does not eliminate such withholding or similar tax. RPT shall pay such amount to the appropriate government authority and shall be entitled to set off that amount from the amounts transferred to Diaprost under this Section 4. RPT shall secure and send to Diaprost the best available evidence of such payment sufficient to enable Diaprost to obtain a deduction for such withheld taxes or obtain a refund thereof.

5.	PATENT PROSECUTION, MAINTENANCE AND INFRINGEMENT

5.1	Prosecution and Maintenance.

5.1.1	Licensed Patents.

(a)	RPT shall diligently prosecute and maintain the Licensed Patents at its sole cost and expense.

(b)	Notwithstanding RPT’s obligations in Clause 5.1.1(a), in the event that RPT does not intend to prosecute or maintain the Licensed Patents, it shall provide Diaprost with written notice. Following such notification Fredax may, at its option, exercise the rights of RPT in Clause 5.1.1(a).

5.1.2	Sublicensed Patents.

(a)	MSK shall prosecute and maintain the Sublicensed Patents in the United States and any other jurisdiction of MSK’s choice, using counsel of MSK’s choice. If RPT wishes MSK to prosecute and maintain the Sublicensed Patents in any other jurisdiction, RPT shall inform Diaprost who shall request MSK to prosecute and maintain such Sublicensed Patents in such jurisdictions as RPT requests. Subject to RPT receiving the documents described in paragraph (c) below, RPT shall reimburse MSK for the costs and expenses incurred following the Effective Date of all prosecution and maintenance of the Sublicensed Patents anywhere in the world, subject to RPT receiving appropriate invoices or similar documentation.

(b)	If RPT does not wish to bear the costs of filing patent applications in jurisdictions other than the United States in which MSK wishes to obtain patent protection, RPT shall inform Diaprost who shall inform MSK. Upon RPT so informing Diaprost the sublicence granted under Clause 2.2 shall exclude the jurisdictions in which RPT has informed Diaprost that it does not wish to bear the prosecution and maintenance costs.

(c)	To the extent provided to Diaprost by MSK, Diaprost shall provide RPT with copies of all relevant patent prosecution documentation so that RPT may be informed on the continuing prosecution of Sublicensed Patents. In addition, at RPT’s reasonable request, Diaprost shall use commercially reasonable efforts to facilitate communication between RPT and MSK, and submit requests to MSK, for the purposes of RPT receiving additional patent prosecution and maintenance documentation in relation to the Sublicensed Patents. All information received by RPT pursuant to this Clause 5.1.2 shall be deemed the Confidential Information of Diaprost and maintained in accordance with Clause 6.

5.2	Patent Enforcement.

5.2.1	Monitoring. RPT shall use commercially reasonable efforts to monitor Third Party infringement of the Patent Rights. RPT shall keep Diaprost and MSK (MSK, solely to the extent such Third Party infringement is with respect to Sublicensed Patents) timely informed if it becomes aware of any such Third Party infringement.

5.2.2	Actions.

(a)	RPT shall initiate, defend and manage any adversarial legal proceedings relating to the Patent Rights (including without limitation any declaratory judgment action, patent infringement action or opposition), at its sole cost and expense.

(b)	To the extent needed for standing, Diaprost and RPT agree that Diaprost will be joined to any adversarial legal proceedings relating to the Patent Rights, and Diaprost will ask MSK to be joined if necessary for the Sublicensed Patents, in each case if requested by RPT, and at RPT’s sole cost and expense.

(c)	Notwithstanding RPT’s obligations in Clause 5.2.2(a), in the event that RPT does not intend to initiate, defend and manage any adversarial legal proceedings relating to the Patent Rights it shall provide Diaprost with written notice. Following such notification Fredax may, at its option, exercise the rights of RPT in Clause 5.2.2(a) with respect to Licensed Patents and MSK may, at its option, exercise the rights of RPT in Clause 5.2.2(a) with respect to Sublicensed Patents.

5.2.3	Costs and Recoveries. All costs of any action by either Party to enforce, or to defend against a challenge to, the Patent Rights shall be borne by RPT, which shall keep any sums recovered or obtained in connection therewith (whether as damages, reasonable royalties, licence fees, or otherwise in judgment or settlement derived therefrom), except that in the case of actions commenced by RPT in respect of Sublicensed Patents, RPT shall transmit 15% of the excess of such sums over such costs to MSK if in relation to Sublicensed Patents, and 15% of the excess of such sums over such costs to Diaprost if in relation to Licensed Patents.

5.2.4	Third Party Patents. In the event RPT is sued for patent infringement or, threatened with such suit, it shall promptly notify Diaprost and MSK (MSK, solely to the extent such infringement or threatened infringement is with respect to Sublicensed Patents). In any such action, RPT shall be fully responsible for all its costs, including expenses, judgments and settlements.

5.3	Patent Challenges. RPT shall not challenge the validity or enforceability of any claim within the Patent Rights and shall cause its Affiliates and Sublicensees, to refrain from doing so. In addition to all other rights and remedies available to Fredax, Diaprost or MSK for any breach of this provision by RPT, its Affiliates or Sublicensees, in the event that any such challenge to a Licensed Patent or Sublicensed Patent is not successful then RPT shall remit to Fredax, Diaprost or MSK (as applicable) all costs and expenses, including but limited to attorney’s fees, incurred by Fredax, Diaprost or MSK (as applicable) as a result of such challenge.

6.	CONFIDENTIALITY

6.1	Obligations of confidentiality. The Parties acknowledge that in the performance of this Agreement RPT may have access to Confidential Information of Diaprost and Fredax, and Fredax and Diaprost may have access to Confidential Information of RPT. Subject to Clause

6.2	and Clause 6.3, the Receiving Party undertakes during the Term and for five (5) years thereafter:

6.2.1	except as expressly permitted under this Agreement, or by written consent of the Disclosing Party, not to disclose to any Third Party any Confidential Information of the Disclosing Party;

6.2.2	not to use any Confidential Information of the Disclosing Party for any purpose, other than the legitimate purposes of this Agreement;

6.2.3	to disclose the Confidential Information of the Disclosing Party only to those who have a need to know it in connection with the Agreement; and

6.2.4	safeguard the Confidential Information of the Disclosing Party with the same care normally afforded to confidential information in the possession, custody or control of the Receiving Party but no less than reasonable standard of care.

6.3	Confidential Information. The obligations under Clause 6.1 shall not apply with respect to Confidential Information which:

6.3.1	can be demonstrated to have been in the public domain prior to the date of the disclosure;

6.3.2	enters the public domain through no fault of the Receiving Party;

6.3.3	was already known to the Receiving Party at the time of disclosure as evidenced by written records in the possession of the Receiving Party prior to such time;

6.3.4	is subsequently received by the Receiving Party in good faith from a Third Party without breaching any confidential obligation between the Third Party and the Disclosing Party;

6.3.5	was independently developed, as established by tangible evidence, by the Receiving Party without reference to information or material provided by the Disclosing Party; or

6.3.6	is required to be disclosed for compliance with court orders, statutes or regulations or audits for compliance with such regulatory requirements, provided that prior to any such disclosure to the extent reasonably practicable, the Party from whom disclosure is sought shall promptly notify the other Party and shall afford such other Party the opportunity to challenge or otherwise lawfully seek limits upon such disclosure of Confidential Information.

6.4	Permitted Disclosures. Fredax and Diaprost acknowledge that RPT may have certain reporting and disclosure requirements to the Australian Stock Exchange in connection with an Initial Public Offering. Fredax and Diaprost acknowledge that RPT may make announcements to the Australian Stock Exchange regarding the progress of the development of Licensed Products and any other matter relating to RPT’s activities, to the extent required to comply with the Australian Stock Exchange’s rules. RPT shall inform Fredax and Diaprost as to what public announcements Fredax and Diaprost cannot make in order to allow RPT to be within its obligations to the Australian Stock Exchange, and Fredax and Diaprost agree to refrain from making such announcements.

7.	RECORDS, AUDIT AND REPORTING

7.1	Records. RPT shall keep, and shall require its Affiliates and Sublicensees to keep, full, true and accurate books and records of account containing all particulars that may be necessary for the purpose of showing the amounts payable to Fredax, Diaprost and MSK hereunder (“Records”). The Records shall be maintained for a period of no less than five (5) years following the period to which they pertain.

7.2	Audit.

7.2.1	For the duration of the Term Fredax, Diaprost and MSK, or any of their agents, shall have the right upon reasonable written notice to inspect the Records for the purpose of verifying RPT’s compliance with the payment terms of this Agreement. Such inspections shall be during normal working hours of RPT.

7.2.2	Should such inspection lead to the discovery of a discrepancy greater than five percent (5%) or fifty thousand dollars ($50,000) in reporting to Fredax’s, Diaprost’s or MSK’s detriment, for any twelve (12) month period, RPT shall pay the full cost of such audit plus interest as provided for late payments.

7.3	Reports.

7.3.1	RPT shall, following the Effective Date, provide Diaprost (and MSK to the extent in relation to Sublicensed Products), within thirty (30) Business Days of 1 January 2022 and each subsequent year, a report outlining: (a) its business plan in relation to the commercialisation of the Licensed Patents (and their Related Data) and Sublicensed Patents (and their Related Data); (b) a development plan containing all updates and status information on RPT’s business, research and development progress, including projections of activity anticipated for the next reporting year to the extent that it relates to the exercise of RPT’s rights hereunder; and (c) its program of development for obtaining all necessary governmental or regulatory approvals for the development manufacture and sale of Licensed Products.

7.3.2	Upon notification from Diaprost or MSK, RPT shall attend a meeting with Diaprost or MSK (as applicable) to discuss the reports provided pursuant to Clause 7.3.1. The meeting forum, whether in person or electronic communication or otherwise, shall be mutually agreed between the parties.

7.4	Inspection. If RPT is the subject of a demand, notice, inquiry, or inspection report by a governmental authority or certification agency in relation to any Licensed Product that (a) by its terms directs or contemplates, or may reasonably be expected to require or relate to, suspension or cessation of manufacturing, sale, development, or marketing of Licensed Products efforts, (b) concerns a recall or potential recall of Licensed Products, (c) concerns a loss of life or material issue of safety, or (d) may reasonably be expected to prevent RPT’s compliance with its diligence obligations, then RPT shall provide a copy to Diaprost (and to MSK solely to the extent in relation to Sublicensed Products) without undue delay and keep Diaprost (and MSK solely to the extent in relation to Sublicensed Products) reasonably apprised of its response.

8.	WARRANTIES AND INDEMNITY

8.1	Mutual warranties. RPT hereby represents, warrants and covenants to each of Fredax and Diaprost, and each of Fredax and Diaprost hereby represents, warrants and covenants to RPT, that as of the Effective Date:

8.1.1	it is duly organised and validly existing under the laws of the jurisdiction in which it is established;

8.1.2	it has the power and authority to enter into this Agreement and perform its obligations hereunder and has taken all necessary action on its part required to authorise the execution and delivery of this Agreement and the performance of its obligations hereunder;

8.1.3	this Agreement has been duly executed and delivered by it, and constitutes legal, valid, and binding obligations of such Party that are enforceable against it in accordance with the terms hereof; and

8.1.4	as of the Effective Date, to its knowledge, the execution and performance of its obligations under this Agreement does not conflict with, cause a default under, or violate any existing contractual obligation that may be owed by it to any Third Party.

8.2	RPT warranties. RPT hereby represents, warrants and covenants to each of Fredax and Diaprost that during the Term Licensed Products shall be manufactured in all material respects in accordance with applicable federal, state and local laws, rules and regulations, including, without limitation and where applicable, in all material respects in accordance with all applicable rules and regulations of the FDA or other applicable regulatory body.

8.3	Fredax and Diaprost warranties. Fredax and Diaprost hereby represent, warrant and covenant to RPT that, to the best of their knowledge all Project Inventions (as defined under the Lund MTA) under the Lund MTA have been assigned to Fredax, and Lund University has not filed, and does not have any intention to file, any patent applications on the Project Inventions.

8.4	Disclaimer of Warranties. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, EACH OF RPT, FREDAX AND DIAPROST MAKE NO REPRESENTATIONS, NO WARRANTIES, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE, MERCHANTABILITY, VALIDITY OF PATENT RIGHTS OR RELATED DATA, CLAIMS ISSUED OR PENDING OR THAT THE MANUFACTURE, SALE OR USE OF THE LICENSED PRODUCTS WILL NOT INFRINGE ANY PATENT, COPYRIGHT, TRADEMARK, OR OTHER PROPRIETARY RIGHTS.

8.5	Indemnification.

8.5.1	Indemnity. RPT hereby agrees to indemnify, defend and hold harmless (and cause its Sublicensees to so indemnify, defend and hold harmless) each of Fredax, Diaprost and MSK and their respective trustees, directors, officers, medical and professional staff, employees, students, and agents and their respective successors, heirs, and assigns (each an “Indemnitee”), against all Third Party claims and expenses (including legal expenses and reasonable attorney’s fees) arising out of: (i) the death of or injury to any person or persons, (ii) any damage to property, (iii) any infringement or misappropriation of intellectual property, (iv) any other claim, proceeding, demand, expense and liability of any kind whatsoever, in each case resulting from the production, manufacture, sale, use, lease, consumption, or advertisement of Licensed Products hereunder by RPT, its Affiliates or Sublicensees or (v) a breach by RPT of any of its representations, warranties or obligations under this Agreement.

8.5.2	Insurance. RPT shall obtain and carry in full force and effect general liability insurance that shall protect RPT, Fredax, Diaprost and MSK in regards to events covered by Clause 8.5.1. Such insurance shall be written by a reputable insurance company in Sweden, shall list Fredax, Diaprost and MSK as additional named insureds thereunder, shall be endorsed to include liability coverage, and shall require thirty (30) days written notice to be given to Fredax, Diaprost and MSK prior to any cancellation or material change thereof. The limits of such insurance shall not be less than two million dollars ($2,000,000) per occurrence with an annual aggregate of three million dollars ($3,000,000) for personal injury, death or property damage; provided that if and when RPT commences clinical trials with respect to a Licensed Product, RPT shall increase the insurance amount to cover clinical trial risk. RPT shall provide Fredax, Diaprost and MSK with Certificates of Insurance evidencing the same and provide Fredax, Diaprost and MSK with prior written notice of any material change in or cancellation of such insurance.

9.	LIMITATION AND EXCLUSION OF LIABILITY

9.1	Nothing in this Agreement limits or excludes any Party’s liability for:

(a)	in the case of RPT, the indemnity provided under Clause 8.5.1;

(b)	death or personal injury resulting from negligence; or

(c)	any fraud or for any sort of other liability which, by law, cannot be limited or excluded.

9.2	Subject to Clause 9.1, a Party shall not have any liability to the other Party, whether in contract, tort (including negligence), breach of statutory duty, or otherwise, for any loss of profit, or for any indirect or consequential loss arising under or in connection with this Agreement.

9.3	RPT acknowledges and accepts that MSK shall have no liability to RPT under this Agreement.

10.	TERM

10.1	Duration. This Agreement shall come into effect on the Effective Date and shall continue unless terminated in accordance with this Clause 10, until the later of: (a) five (5) years following the date of the last-to-expire Patent Right that includes a Valid Claim; and (b) the achievement of all Milestone Events and subsequent payment of all Milestone Payments (the “Term”).

10.2	Early termination.

10.2.1	The sublicence granted under Clause 2.2 shall immediately terminate in its entirety upon the expiry or termination of the MSK Licence. Such termination shall not prejudice the ability of RPT to enter into a direct sublicence with MSK under the Sublicensed Patents.

10.2.2	Without prejudice to Diaprost’s right to terminate pursuant to Clause 10.2.4(a), Diaprost may terminate this Agreement in its entirety in respect of all Parties by delivering to RPT seven (7) days’ written notice to RPT if Diaprost has not received from RPT the First Tranche Upfront, the Second Tranche Upfront or the Third Tranche Upfront payments by or on 31 January 2022, provided that such termination shall not be effective if the relevant unpaid amount is received by Diaprost within the five (5) days following its written notice.

10.2.3	Diaprost may terminate this Agreement in its entirety in respect of all Parties pursuant to Clause 3.2.3.

10.2.4	Diaprost may terminate this Agreement in its entirety in respect of all Parties:

(a)	if RPT commits a material or persistent breach of this Agreement, by giving thirty (30) days’ written notice to RPT, notifying RPT of its intention to terminate; or

(b)	immediately upon written notice, if RPT becomes insolvent, or if an order is made or a resolution is passed for its winding up (except voluntarily for the purpose of solvent amalgamation or reconstruction), or if an administrator, administrative receiver or receiver is appointed over the whole or any part of RPT’s assets, or if RPT makes any arrangement with its creditors.

10.2.5	RPT may terminate this Agreement in its entirety in respect of all Parties:

(a)	if Fredax or Diaprost commit a material or persistent breach of this Agreement, by giving thirty (30) days’ written notice to Fredax and Diaprost, notifying Fredax and Diaprost of its intention to terminate; or

(b)	immediately upon written notice, if Fredax or Diaprost becomes insolvent, or if an order is made or a resolution is passed for its winding up (except voluntarily for the purpose of solvent amalgamation or reconstruction), or if an administrator, administrative receiver or receiver is appointed over the whole or any part of Fredax’s or Diaprost’s assets, or if Fredax or Diaprost makes any arrangement with its creditors.

10.2.6	From 1 February 2022, RPT may terminate this Agreement in its entirety in respect of all Parties upon delivering to Diaprost ninety (90) days’ written notice to such effect.

10.3	Consequences of termination or expiry.

10.3.1	Upon expiry of the Term pursuant to Clause 10.1 or termination of this Agreement pursuant to Clause 10.2.2, Clause 10.2.3, Clause 10.2.4, Clause 10.2.5 or Clause 10.2.6:

(a)	the licence granted under Clause 2.1 and the sublicence granted under Clause 2.2 shall immediately terminate in their entirety and all rights thereunder shall revert to Fredax and Diaprost, respectively; and

(b)	upon the written request of RPT in respect of Fredax or Diaprost, and Fredax or Diaprost in respect of RPT, the non-requesting Party shall either, at the requesting Party’s election: (a) promptly delete or destroy all copies of Confidential Information in the possession of the non-requesting Party and confirm such destruction in writing to the requesting Party; or (b) promptly deliver to the requesting Party, at the non-requesting Party’s sole cost and expense, all copies of Confidential Information in the possession of the non-requesting Party; provided, however, the non-requesting Party shall be permitted to retain one copy of such Confidential Information for the sole purpose of performing any continuing obligations or exercising any rights granted under this Agreement or for archival purposes. Notwithstanding the foregoing, the non-requesting Party also shall be permitted to retain such additional copies of or any computer records or files containing such Confidential Information that have been created solely by the non-requesting Party’s automatic archiving and back-up procedures, to the extent created and retained in a manner consistent with the non-requesting Party’s standard archiving and back-up procedures, but not for any other use or purpose. All Confidential Information shall continue to be subject to the terms of this Agreement for the period set out in Clause 6.

10.4	If expiry or termination of this Agreement occurs prior to the first dosing of a patient in any Phase 2 clinical trial:

10.4.1	Diaprost shall have the option, exercisable following such expiry or termination, to have RPT transfer to Diaprost any and all data, know-how, patents, regulatory consents, information, records and Improvements owned or controlled by RPT, its Affiliates or Sublicensees relating to the Licensed Products, Licensed Patents, Sublicensed Patents or Related Data, which shall after such expiry or termination be the exclusive property and Confidential Information of Diaprost, and Diaprost shall cover the costs of such transfer, but will not be obliged to make any additional payment for these rights; and

10.4.2	Diaprost shall have the option, exercisable following such expiry or termination, to have RPT grant Diaprost an exclusive, royalty-bearing, perpetual, sublicensable (through multiple tiers) licence under any and all Improvement Patents for any and all uses. If Diaprost exercises such option to receive an exclusive licence, the exclusive licence shall be granted on the following terms:

(a)	in consideration of the exclusive license of rights by RPT to Diaprost, Diaprost shall pay to RPT a royalty rate of two percent (2%) of the total invoiced price for a product claiming an Improvement Patent sold by Diaprost on an arm’s length basis to third parties of Diaprost less discounts or credits of any kind, amounts paid for transportation, insurance or shipping and any and all taxes, import duties or other payments required by law paid in connection with such sale; and

(b)	RPT shall transfer to Diaprost any and all data, know-how, patents, regulatory consents, information and records owned or controlled by RPT, its Affiliates or Sublicensees relating to the Improvement Patents, which shall after such expiry or termination be the exclusive property and Confidential Information of Diaprost, and Diaprost shall cover the costs of such transfer, but will not be obliged to make any additional payment for such transfer.

For the avoidance of doubt, such exclusive licence shall be granted and be fully effective, without the need for additional documentation or agreement on further terms, as of the date Diaprost exercises its option. However, RPT shall (at Diaprost’s sole cost and expense) duly execute and deliver, or cause to be duly executed and delivered, such instruments and do and cause to be done such acts and things, including the filing of such assignments, agreements, documents, and instruments, as may be necessary under, or as Diaprost may reasonably request in connection with, or to carry out more effectively the purpose of, or to better assure and confirm unto Diaprost its rights under, the foregoing provisions and the transfer of the Improvement Patents to Diaprost.

10.5	Upon expiry of this Agreement or termination of this Agreement the following Clauses shall continue in force: Clauses 1, 6, 8, 9, 10.3, 10.4, 10.5, 10.6, 11 and 12.

10.6	Expiry or termination of this Agreement shall not affect any rights, remedies, obligations or liabilities of a Party or MSK that have accrued up to the date of expiry or termination, including the right to claim damages in respect of any breach of this Agreement which existed at or before the date of expiry or termination.

10.7	Transfer of the MSK Licence to RPT.

10.7.1	Following the payment of Milestone Payment 3, and at Diaprost’s option, Diaprost and RPT shall promptly enter into a novation agreement with MSK under which RPT shall accept all the rights and obligations of Diaprost as from the date of such completion of any Phase 2 clinical trial. For the avoidance of doubt and to ensure that RPT does not pay sublicensing fees twice, upon such novation, RPT’s obligations to make payments (including the Milestone Payments and relevant sublicensing revenue payable pursuant to Clause 4.3) to Diaprost and Fredax under this Agreement shall continue in full force and effect, provided however that any sums paid by RPT directly to MSK representing a fifteen (15%) or any other share of sublicensing income paid by RPT to MSK under Article 5.1 of the novated MSK Licence may be offset against the corresponding revenue share payment due from RPT to Diaprost under Clause 4.3, on a dollar for dollar basis.

11.	MISCELLANEOUS

11.1	Use of Names. RPT shall not use the name of Fredax, Diaprost or MSK, nor of any of Fredax’s, Diaprost’s or MSK’s employees, nor any adaptation thereof, in any press release, advertising, promotional or sales literature without prior written consent obtained from Fredax, Diaprost or MSK (as applicable). If RPT wishes to issue a press release it must be submitted for the review of MSK (solely to the extent it involves Sublicensed Patents or Sublicensed Products) and Diaprost at least eight (8) Business Days before the planned publication date. During and after the Term of this Agreement, RPT shall not utilize or register any trademark, service mark, tradename, or other trade identifier of Fredax, Diaprost or MSK, or that contains (in whole or in part) or is confusingly similar to the foregoing, or is a translation of any of the foregoing, without the prior express written consent of Fredax, Diaprost or MSK (as applicable). Fredax, Diaprost and MSK may use RPT’s name in any conflict of interest disclosure statement without prior written approval.

11.2	Assignment and other dealings. RPT may not assign, transfer, mortgage, charge, sub- contract, declare a trust over or deal in any other manner with any or all of its rights and obligations under this Agreement without the prior written consent of Fredax and Diaprost, not to be unreasonably withheld, conditioned or delayed.

11.3	Notices.

11.3.1	All notices given under this Agreement must be in writing and be delivered to the postal address or email address for notices of the intended recipient set out below or to such other postal address or email address as may from time to time be designated by notice given in accordance with this clause 11.3.

11.3.2	Fredax’s representative for the purpose of notices shall until further notice be:

The CEO, Diaprost Ab, Medicon Village, 223 81 Lund, Sweden

11.3.3	Diaprost’s representative for the purpose of notices shall until further notice be:

The CEO, Diaprost Ab, Medicon Village, 223 81 Lund, Sweden

11.3.4	MSK’s representative for the purpose of notices shall until further notice be: Memorial Sloan Kettering Cancer Centre, Office of Technology Department. If by mail: 1275 York Ave, Box 524, New York, NY 10065. If by courier: 600 Third Avenue, 16th floor, New York, NY 10016

11.3.5	RPT’s representative for the purpose of notices shall until further notice be:

The CEO, Radiopharm Theranostics Limited, 62 Lygon St, Carlton South, VIC, 3053 Melbourne Australia

11.4	No partnership or joint venture. Nothing in this Agreement shall create, imply or evidence any partnership or joint venture between the Parties or the relationship between them of principal and agent.

11.5	Entire agreement. This Agreement constitutes the entire and only agreement between the Parties in relation to its subject matter and supersedes and extinguishes all previous agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to its subject matter. Each Party acknowledges that in entering into this Agreement it does not rely on, and shall have no remedies in respect of, any statement, representation, assurance or warranty (whether made innocently or negligently) that is not set out in this Agreement.

11.6	Variation. Any variation to this Agreement must be in writing and signed by an authorised signatory for each Party.

11.7	Third Party rights. MSK is a Third Party beneficiary to this Agreement. No other person who is not a Party to this Agreement shall have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

11.8	Severance. If any one or more clauses or sub-clauses of this Agreement would result in this Agreement being prohibited pursuant to any Applicable Law then it or they shall be deemed to be omitted. The Parties shall uphold the remainder of this Agreement, and shall negotiate an amendment which, as far as legally feasible, maintains the economic balance between the Parties.

11.9	Counterparts. This Agreement may be executed in any number of counterparts, each of which when executed will constitute an original of this Agreement, but all counterparts will together constitute the same agreement. No counterpart will be effective until each Party has executed at least one counterpart. Transmission of the executed signature page of a counterpart of this Agreement by fax or e-mail (in PDF, JPEG or other image format), shall take effect as delivery of an executed counterpart of this Agreement. If either method of delivery is adopted, without prejudice to the validity of the Agreement thus made, the transmitting Party shall provide the other Party with a complete copy of a counterpart of this Agreement duly executed by the transmitting Party as soon as reasonably practicable thereafter.

11.10	Rights and remedies. Except as expressly provided in this Agreement, the rights and remedies provided under this Agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

11.11	Waiver. A waiver of any right or remedy under this Agreement or by law is only effective if given in writing and shall not be deemed a waiver of any subsequent breach or default. A failure or delay by a Party to exercise any right or remedy provided under this Agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by law shall prevent or restrict the further exercise of that or any other right or remedy.

11.12	Language. This Agreement is drafted in the English language. If this Agreement is translated into any other language, the English language version shall prevail. Any notice given under or in connection with this Agreement shall be in the English language. All other documents provided under or in connection with this Agreement shall be in the English language, or accompanied by a certified English translation. If such document is translated into any other language, the English language version shall prevail.

11.13	Further assurance. At its own expense, each Party shall, and shall use all reasonable endeavours to procure that any necessary Third Party shall, promptly execute and deliver such documents and perform such acts as may reasonably be required for the purpose of giving full effect to this Agreement.

12.	GOVERNING LAW AND DISPUTE RESOLUTION

12.1	Governing law. This Agreement and any dispute, controversy or claim, between one Party and another Party, of any nature whatsoever arising out of or in connection with it (including non-contractual disputes or claims) or its subject matter or formation, including any question regarding its existence, validity, or termination (each, a “Dispute”) shall be governed by and construed in accordance with the law of England and Wales.

12.2	Dispute Resolution.

12.2.1	If a Dispute arises then the Parties to such Dispute shall follow the procedure set out in this Clause 12.2.

12.2.2	A Party shall give to the other Party written notice of the Dispute, setting out its nature and full particulars (a “Dispute Notice”), together with relevant supporting documents. On service of such notice, the Parties agree to use good faith efforts to resolve amicably among themselves the Dispute.

12.2.3	If the Parties are unable to resolve the Dispute under clause 12.2.2 within fourteen (14) days of the date of service of the Dispute Notice, the dispute shall be referred to Senior Executives of the relevant Parties for their discussion and resolution. The Parties may agree to mediation of the dispute prior to the arbitration contemplated in Clause 12.2.5.

12.2.4	If a Dispute is not resolved within thirty (30) days of the date of the Dispute Notice (or such later date as may be agreed in writing by the Parties), the Dispute shall finally be resolved in accordance with Clause 12.2.5.

12.2.5	The Parties agree that all Disputes shall be finally resolved through binding arbitration conducted in Stockholm, Sweden at the Arbitration Institute of the Stockholm Chamber of Commerce pursuant to the rules of the International Chamber of Commerce and this Clause 12.2.5. The arbitration shall be governed by and construed in accordance with the law of England and Wales. The arbitration shall be conducted by three (3) arbitrators. Within thirty (30) days after the initiation of the arbitration, the Parties will together nominate the persons to act as the arbitrators. If the Parties cannot together agree on the persons to be named as the arbitrators within such thirty (30) day period, the ICC will make the necessary appointment for such arbitrators (in accordance with the terms of this Agreement). The arbitration proceedings and all communications with respect thereto will be in English. Any written evidence originally in another language will be submitted in English translation accompanied by the original or a true copy thereof. The arbitrator shall have the power to decide all matters in dispute, including any questions of whether or not such matters are subject to arbitration hereunder. The decisions of the arbitrators, including any arbitral award, shall be final and binding on the Parties and shall not be subject to appeal. Application may be made to any competent court for juridical acceptance of any decision or arbitral award of the arbitrators and order of enforcement. Each Party shall bear its own costs and expenses (including lawyers’ fees and expert or consulting fees) incurred in connection with the arbitration. The Parties shall equally share the arbitrators’ fees and any other administrative costs and expenses associated with the arbitration. Notwithstanding the foregoing, any party may seek interim or provisional relief or measures in any applicable courts and tribunals that may be necessary to protect the rights of a Party pending the establishment of the arbitration panel or pending the arbitration tribunal’s determination of the merits of the controversy.

[SIGNATURE PAGE FOLLOWS.]

IN WITNESS of this Agreement, the Parties have executed this Agreement through their duly authorized representatives as of the Effective Date.

SIGNED for and on behalf of Diaprost

/s/ Johan Drott
Name: Johan Drott
Title: CEO

IN WITNESS of this Agreement, the Parties have executed this Agreement through their duly authorized representatives as of the Effective Date.

SIGNED for and on behalf of Fredax

/s/ Johan Drott
Name: Johan Drott
Title: CEO

IN WITNESS of this Agreement, the Parties have executed this Agreement through their duly authorized representatives as of the Effective Date.

SIGNED for and on behalf of Radiopharm Theranostics Limited

/s/ Paul Hopper
Name: Paul Hopper
Title: Exec Chair.

CONFIDENTIAL

SCHEDULE 1

Patent Rights

1.	Licensed Patents

Title:	Antibody polypeptides and uses thereof

Applicant:	Fredax AB

Inventors:	Amanda Thuy Tran, Cecilia Ann-Christin Malmborg Hager, Urpo Juhani Lamminmäki, Anders Axelsson, Kjell Sjöström, Sven-Erik Strand

Priority:	GB – 1517550.8 filed on 5 October 2015, GB – 1519105.9 filed on 29 October 2015

Country	Filing date	Application No (Publication No) Grant No	Status	Expiry Date (projected)
Australia	04/10/2016	AU2016334715 (AU2016334715 A1)	Pending	04/10/2036
Brazil	04/10/2016	BR112018006820.9 (BR112018006820 A2)	Pending
Canada	04/10/2016	CA2998818 (CA2998818 A1)	Pending	04/10/2036
China	04/10/2016	CN201680059166.8 (CN108136013)	Pending	04/10/2036
European Patent Office	04/10/2016	EP16778330.7 (EP3359189 A1)	Allowed	04/10/2036
European Patent Office (1st divisional)	04/10/2016	EP21173910.7	Pending	04/10/2036
Hong Kong	04/10/2016	HK19101041.6 (HK1258674 A1)	Pending	04/10/2036
Israel	04/10/2016	258189	Pending	04/10/2036
Japan	04/10/2016	JP2018-536343 (JP2018531045 A)	Confirmed will be allowed	04/10/2036
Korea	04/10/2016	KR2018-7012299 (KR20180053756 A)	Pending	04/10/2036
Mexico	04/10/2016	MX/a/2018/004071 (MX2018004071 A)	Pending	04/10/2036
Russia	04/10/2016	RU2018115734 (RU2018115734 A3)	Confirmed will be allowed	04/10/2036
United States	04/10/2016	US 15/761260 (US 2018/273634 A1)	Pending
South Africa	04/10/2016	2018/02019	Pending	04/10/2036

CONFIDENTIAL

2.	Sublicensed Patents

SK2011-066-01, US, 61/551,195

SK2011-066-02, PC, PCT/US2012/061982

SK2011-066-03, US, 14/353,989, PCT/US2012/061982 [Abandoned]

SK2011-066-04, JP, 2014539018, 6181059, PCT/US2012/061982

SK2011-066-05, CA, 2853705, PCT/US2012/061982

SK2011-066-06, AU, 2012328679, 2012328679, PCT/US2012/061982

SK2011-066-07, EP, 12844178.9, 2771688, PCT/US2012/061982

SK2011-066-08, CN, 201280063852.4, ZL 201280063852.4, PCT/US2012/061982

SK2011-066-09, CN, 201611095752.6, PCT/US2012/061982

SK2011-066-10, JP, 2016-231469, PCT/US2012/061982

SK2011-066-11, DE, 12844178.9, 2771688, PCT/US2012/061982

SK2011-066-12, FR, 12844178.9, 2771688, PCT/US2012/061982

SK2011-066-13, GB, 12844178.9, 2771688, PCT/US2012/061982

SK2011-066-14, US, 16/430,041, PCT/US2012/061982